EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL WINS $13 MILLION IN TWO LARGE ORDERS
ONE WITH CYBER SECURITY SWITCHES

YAHUD, Israel – May 13, 2015 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today it has recently received two new orders amounting to $13 million.

The first order is for an integrated security solution for several sites of a national power supplier in Latin America; it includes the integration of hundreds of existing and new cameras, several high-end thermal cameras and smart car and pedestrian gates. The IP network will be managed by CyberSeal’s TungstenTM advanced switches, with built-in cyber security, optimized for security networks.

The second order covers the maintenance and the technical support for a security project, which is already operational in Africa.

Saar Koursh, CEO of Magal S3, commented: “I am proud of these two orders; the Latin American and African regions are both targeted by us for long-term growth. In particular, I am excited by the opportunity to deliver an integrated solution of physical and cyber security, based on our new cyber security product: CyberSeal TungstenTM.

TungstenTM is optimized for IP based security networks, as well as Industrial Control Systems (ICS). We expect these orders will provide us with solid references for future similar applications. ”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com